January 24, 2006

United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4561
Attention:  Linda van Doorn

      Re:   Innofone.com, Incorporated
            Form 10-KSB for the year ended June 30, 2004
            Filed October 13, 2004
            File No. 000-31949

Dear Ms. van Doorn:

      On behalf of Innofone.com, Incorporated (the "Company"), please find electronically transmitted herewith changes to the Company's filing in response to your comments dated September 22, 2005. This response letter has been numbered to coincide with your comment letter.

General

Comment:

1. We read your response to comment 4 and your revised statement of operations included in your Form 10-KSB/A filed on September 6, 2005. In future filings, please remove any reference to these items as extraordinary since these items do not meet the definition of extraordinary in paragraph 26 of APB 30. Notwithstanding the above, further clarify to us how you determined that this debt forgiveness was not a capital contribution. Refer to paragraph 20 of APB 26.

Response:

We have removed in the Company's Form 10-KS/A for the year ended June 30, 2005, the reference to the accounts payable as extraordinary items in accordance with paragraph 20 of APB 30. Further, we have adjusted the financial statements to reflect the debt forgiveness as a capital contribution, and have adjusted the financial statements accordingly.

Comment

2. Please revise your certification filed as Exhibit 31.1. to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-K. Please also make conforming revisions to all subsequent Forms 10-QSB.

Response:

The certifications to the 10-KSB have been modified to comply with Item 601(b)(31) of Regulation S-K. Further, the Company has filed an amendment to all subsequent Form 10-QSBs.

Comment.

3. We read your Form 8-K filed on August 19, 2005 with respect to your acquisition Ipv6 Summit, Inc. Please tell us how you plan to account for this acquisition in your financial statements.

Response:

The Company plans to account for the acquisition in its financial statements as a reverse merger.

      The Company believes that they have responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

                                                     Sincerely,

                                                     /s/ Arthur S. Marcus, Esq.
                                                     ---------------------------
                                                     Arthur S. Marcus, Esq.